FOR IMMEDIATE RELEASE

                        For:  Falcon Cable Systems Company
                      Contact:  Mike Menerey (818) 792-7132
                          Stan Itskowitch (310) 209-8400

                           FALCON CABLE SYSTEMS COMPANY
                          SETS LIQUIDATING DISTRIBUTION

                   Los Angeles, California -- July 24, 1996 -- Falcon Cable Systems Company, L.P. (AMEX:FAL) announced today that it has determined the per unit liquidating distribution payable to holders of FAL units, as of the close of business on July 23, 1996, as $9.02. FAL has deposited $57,676,694 with its trans-fer agent, Newhall Depositary Company, which amount will be paid pro rata to the holders of the 6,398,913 outstanding FAL units.

                   FAL had previously announced the dissolution of FAL in accordance with the FAL Partnership Agreement. The amount deposited with Newhall Depositary Company is the amount of cash held by FAL following the winding up of the affairs of FAL in accordance with the dissolution procedures contained in the FAL Partnership Agreement.

                   Newhall Depositary Company will shortly mail to unitholders a letter of transmittal with which holders of FAL units will be able to send in their unit certificates and ob-tain the liquidating distribution.

                   As a result of the liquidation of FAL, its units have ceased to trade on the American Stock Exchange and are being deregistered under the Securities Exchange Act. FAL will no longer issue or file periodic or other reports under such Act or otherwise.


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